Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

As of March 10, 2025

Ondas Networks Inc., a Texas corporation.

Ondas Autonomous Systems Inc., a Nevada corporation.

American Robotics, Inc., a Delaware corporation.

Airobotics Ltd., a company organized under the laws of the State of Israel.

Airobotics Pte Ltd., a company organized under the laws of Singapore.

Airobotics, Inc., a Delaware corporation.

Airobotics Gulf DMCC, a company organized under the laws of Dubai.